Liberated Syndication

5001 Baum Boulevard, Suite 770

Pittsburgh, PA  15213

Phone: 412.621.0902

Fax: 412.621.2625

By EDGAR

April 8, 2016

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Liberated Syndication Inc.

Registration Statement on Form S-1

Filed February 19, 2016

File No. 333-209599

Dear Mr. Spirgel:

Liberated Syndication Inc., a Nevada corporation (the “Company” or “Libsyn”), hereby provides responses to comments issued in a letter dated March 17, 2016 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “S-1”).  Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the S-1 (“Amendment No.1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.

Please provide the disclosures required by Item 407(e)(4) of Regulation S-K.

RESPONSE:  As a smaller reporting company, the Company respectfully notes it is not subject to Item 407(e)(4) of Regulation S-K.

2.

Please file as an exhibit a list of all subsidiaries of Libsyn, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business. Please see Item 601(b)(21) of Regulation S-K.

RESPONSE:  Amendment No. 1 includes as Exhibit 21 the name of the sole subsidiary of the Company, Webmayhem, Inc., a Pennsylvania corporation, and the indication that it does business as “Libsyn.”

Our History, page 2

3.

We note your statement that FAB operates in China via “certain variable interest entities.” Please clarify which of your former, current, and prospective post-spin affiliates or subsidiaries operates through a variable interest entity structure and ownership by former and current officers and directors. We note FAB disclosures that suggest that both Beijing FAB Cultural Media Co., Ltd. (“FAB Media”) and Beijing FAB Digital Entertainment Products Co., Ltd. (“FAB Digital”) operate(d) as variable interest entities of FAB’s WFOE, Beijing Dingtai Guanqun Culture Co. Ltd. (“DGC”).

RESPONSE:  Amendment No. 1 reflects that Libsyn does not operate any of its entities as a variable interest entity.

4.

Clarify the identity of the Libsyn “subsidiaries” referenced, but undisclosed. Confirm that these are subsidiaries wholly-owned by Libsyn.

RESPONSE:  Amendment No. 1 clarifies that there is only one subsidiary of Libsyn, Webmayhem, Inc., a Pennsylvania corporation, and which is wholly-owned.

Questions and Answers About the Spin-Off, page ii

5.

We note your discussion of the factors that the board of directors considered in deciding to pursue a spin-off of Libsyn, et. al. from FAB Universal. Please expand this section to include a comprehensive discussion of the benefits and risks to the spin, specifically discussing the entity organization and structure of the business(s) to remain within FAB Universal and the entities and operations that will be encompassed by an independent Libsyn.

RESPONSE:  Amendment No.1 includes a discussion of the benefits and risks to the spinoff including the organizational structure of the business post spinoff.

6.

We note your disclosure that “one of FAB’s subsidiaries” entered into various contracts in the PRC whose authenticity has been unverifiable to date. Please disclose the name of the entity and the names of any FAB officers or directors owning such subsidiary.

RESPONSE:  Members of the Board of Directors of FAB Universal Corp. became aware in November 2014 of four significant transactions entered into by Beijing FAB Cultural Media Co., Ltd.  FAB completed a review of the contracts but were unable to verify the authenticity of the contracts. The contracts purport to be the acquisition by Beijing FAB Cultural Dissemination Co. Ltd., a PRC Company (name translated from the Chinese), of license rights to film and television content for distribution to consumers at a total cost of 525 million RMB to be paid over three installments.  The Company does not believe that disclosure of a purported entity’s name in Amendment No. 1 provides any information relevant to a stockholder’s receipt of Libsyn shares and, in view of FAB’s inability to verify the completeness or accuracy of the information concerning these transactions, it’s not able to assume any liability associated with such disclosure.

Risk Factors, page 5

7.

We note your discussion of the possibility that the spin-off could be challenged under various state and federal fraudulent conveyance laws if, for example, the spin-off leaves “FAB insolvent or with unreasonably small capital.” We further note your earlier statement that following the spin-off, “FAB will have no significant assets, business operations or capital resources...” Please include, if material, a discussion of the board’s evaluation of the likelihood that such a scenario could occur considering that it appears FAB will retain certain liabilities yet have no capital resources. For clarity of disclosure, please also include a prominent discussion of the material risks of fraudulent conveyance or distribution claims (such as the revocation of Libsyn shares after they have been distributed to FAB shareholders) within your earlier “Questions and Answers” section.

RESPONSE:  The Company notes the Staff’s suggestion to include any material discussion of the board’s evaluation of the likelihood of the scenarios described in the customary fraudulent conveyance risk factors, but as the board did not perform any such analysis or evaluation in determining to proceed with the spin-off, Libsyn has not revised the relevant disclosure contained in Amendment No. 1.  A summary of the issues discussed in the Risk Factor section has been added to the Questions and Answers section in Amendment No. 1.

8.

We note your statement that it is possible that you “could be required to assume responsibility for certain obligations retained by FAB...” Please provide greater detail as to what these obligations are and how they would impact Libsyn’s business moving forward. Please also quantify the impact upon Libsyn if these known obligations were assumed.

RESPONSE:  Amendment No. 1 reflects that the Company does not know of any obligations of FAB post spin-off that may become the responsibility of Libsyn that have not already been assumed by Libsyn.

9.

We note your disclosure that Libsyn is “also developing various products and technologies that [it] will rely on to remain competitive.” Please provide a full description of such products and technologies with an emphasis on their location within the general product or service development lifecycle. Additionally, please indicate whether these products and technologies are related to your other podcast operations.

RESPONSE:  Amendment No.1 clarifies Libsyn’s product and technology development with examples of recent and current projects.

The Spinoff, page 11

10.

It appears based upon the facts and circumstances of your spin-off, in order to accurately depict the substance of the transaction the legal spinnee should be treated as the accounting spinnor. Please advise us and if necessary, revise your disclosure to describe the spinoff as a reverse spinoff for accounting purposes. As part of your response please compare for us the size of the legal spinnor and the legal spinnee as of the most recent balance sheet date addressing:

•

total assets,

•

operating earnings,

•

net income, and

•

the fair value of the legal spinnor and legal spinnee.

RESPONSE:  Amendment No. 1 reflects the transaction as a reverse spinoff for accounting purposes. The size of the legal spinnee (Libsyn) with respect to total assets, operating earnings and net income exceed the size of the legal spinor (FAB).  Therefore, the legal spinnee will be treated as the accounting spinnor.

11.

In addition, it appears the senior management of the formerly combined entity will remain with the legal spinnee. Please advise us and clarify your disclosure.

RESPONSE:    The senior management team of the formerly combined entity will remain with the legal spinnee, Libsyn. Amendment No. 1 reflects the continuity of the management team.

Litigation, page 19

12.

Please disclose whether there are any material civil, administrative or criminal proceedings concluded, pending or on appeal, U.S., or otherwise, against FAB Universal.

RESPONSE:  Libsyn notes that the relevant provisions of Regulation S-K Item 103 requires a discussion of “any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject.”  Accordingly, it does not appear necessary for the litigation matters relating to FAB Universal (which have been disclosed in filings made by FAB Universal) to be included in Amendment No. 1.

Executive Compensation, page 20

13.

Please provide the information required by Item 402(b) of Regulation S-K.

RESPONSE:  As a smaller reporting company, the Company respectfully notes it is not subject to Item 402(b) of Regulation S-K.

14.

Pursuant to Regulation S-K Item 402(o)(1), please provide the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten.

RESPONSE:  As noted under Executive Compensation, “FAB has determined the compensation of our employees, including our named executive officers, or NEOs, and will continue to do so until the completion of the Spin-Off. Accordingly, except as otherwise indicated, the compensation arrangements discussed in this section are those of FAB.”  Libsyn expects to enter into new employment arrangements with the NEOs following the spin-off and will include disclosure complying with Item 402(o)(1) of Regulation S-K after those agreements have been entered into or such arrangements have been reached, as applicable.

Unaudited Pro Forma Combined Financial Statements, page 24

15.

Please characterize the spinoff as a reverse spinoff for accounting purposes, if appropriate.

RESPONSE:   The disclosure in Amendment No. 1 characterizes the spinoff as a reverse spinoff for accounting purposes.

16.

Please revise your pro forma financial statements to give effect to the spin-off from the historic consolidated entity. In this regard, you should report in separate columns the historic balance sheet and income statement of the accounting spinnor followed by pro forma adjustment columns to give effect to the spin-off and the final columns to reflect the registrant post spin.

RESPONSE:  The pro forma financials in Amendment No. 1 give effect to the spin-off from the historic consolidated entity.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 25

17.

Please delete the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014.

RESPONSE:  The Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014 has been deleted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  28

18.

 Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss any material trends or uncertainties regarding the organic growth of your podcast hosting revenue and your overall future business operations. Please refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

RESPONSE:  Amendment No. 1 includes a discussion of industry and Libsyn Network trends, including those affecting revenue and cost of revenue based on market and Libsyn growth.

19.

Please revise and expand your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute in part an increase in revenues to an increase in subscription revenue and attribute increased operating expenses to “an increase in wages.” However, you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.

RESPONSE:  Amendment No. 1 includes a more detailed analysis of the reasons underlying each material quantitative change in operating results from period to period.

Results of Operations, page 28

20.

Please revise your year-over-year discussion of revenues to address your four revenue components as disclosed on page 17. Additionally, please tell us the nature of “professional level add-ons” which was referenced on the same page.

RESPONSE:  Amendment No. 1 provides year-over-year discussion for the four revenue components, including the nature of “professional level add-ons”.

21.

Please disclose the significant components of cost of revenue.

RESPONSE:  Amendment No. 1 discloses the significant components of cost of revenue.

22.

  We note your disclosure that recorded revenues increased by 37% from FY 2014 to FY 2015, reflecting an increase in Libsyn4 hosting revenue as well as LibsynPRO and Premium subscription revenue. Please describe Libsyn4’s function within the company and how it generates revenue. If other Libsyn subdivisions exist, please describe them as well.

RESPONSE:  Amendment No. 1 provides various revenue generating sources and includes a description of how each generates revenue.  For the Staff’s information, there are no subdivisions within Libsyn.

Security Ownership of Certain Beneficial Owners and Management, page 30

23.

Please tell us your understanding of the percentage of FAB Chairman Zhang Hongcheng’s current ownership in FAB, including to what extent his holdings will participate in the spinoff.

RESPONSE:   Amendment No. 1 provides Chairman Zhang Hongcheng’s ownership on the Security Ownership of Certain Beneficial Owners and Management table, and his holdings will participate as indicated.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page  31

24.

We note the representations you made regarding Libsyn. Please revise this disclosure to address the Webmayhem business and to fully comply with the disclosure requirements of Item 304 of Regulation S-K. In this regard, we note the disclosure in the first paragraph on page 2 and that your former auditor KCCW Accountancy Corp. issued a report dated June 25, 2014 on the financial statements of FAB Universal Corp and Subsidiaries.

RESPONSE: KCCW Accountancy Corp. remains the independent accountants for FAB Universal Corp.  No report has been issued by KCCW Accountancy Corp. on the financial statements of FAB Universal Corp. since June 24, 2014.

Certain Relationships and Related Party Transactions, page 31

25.

We note that FAB was the guarantor on a lease agreement for office space in Los Angeles, CA, which was originally entered into by a U.S. based company held by Libsyn’s Chinese subsidiary. Please include a description of Libsyn’s Chinese subsidiary, including a description of its business purpose and relation, to FAB’s business in China.

RESPONSE:  Amendment No. 1 reflects that Libsyn has no business relationship or purpose with the Chinese entity (the prior reference to “our subsidiary” was a typographical error).  FAB was the guarantor of the lease entered into by the Chinese entity. As part of the spin-off, Libsyn will assume the guarantor’s responsibility to address fraudulent conveyance concerns.

26.

Please clarify the statement that “Libsyn will transfer to FAB that number of shares of Common Stock equal to the number of shares of common stock outstanding on the Record Date less 1,000...” Please also describe what the purpose and effect(s) will be of the retention of 1,000 shares. We note that you have disclosed throughout your registration statement that FAB Universal will be distributing 100% of the shares of Libsyn to FAB shareholders.

RESPONSE:   The Company notes that, as of the date hereof, FAB Universal currently holds 1,000 shares of Libsyn.  Accordingly, in order to distribute a number of shares of Libsyn equal to the number of shares of FAB Universal outstanding as of the record date, it will require a transfer of additional newly-issued shares of Libsyn, plus the 1,000 currently held.

Financial Statements

Income Statement, page F-4

27.

Disclose on the face of your income statement pro forma earnings per share data for all periods, giving effect to the stock split contemplated as part of the spin-off.

RESPONSE:   The income statement included in Amendment No. 1 reflects the pro forma earnings per share data for all periods, giving effect to the stock split contemplated as part of the spin-off.

Note 1 – Summary of Significant Accounting Policies
Organization, page F-7

28.

Disclose that the company is a wholly owned subsidiary of FAB Universal. Also, your financial statements should reflect all costs of doing business. Please advise us and disclose the nature of any expenses incurred on your behalf, your methodology for allocating them, and disclose an assertion from management that the method used is reasonable. We refer you to SAB Topic 1:B.

RESPONSE:   The Organization footnote was modified to reflect that all costs of doing business were reflected according to SAB Topic 1:B.

Note 8 – Contingencies, page F-12

29.

We note your disclosure on page 5 that “after the Spin-off, FAB will have no significant assets, business operations or capital resources, and accordingly will not be able to provide any financial, operational or organizational assistance to Libsyn.” In this regard, it is unclear to us how FAB will be able to pay for debt, liabilities and taxes (under the Tax Matters Agreement) attributable to you prior to the Distribution Date. Should FAB fail to pay or perform its retained obligations, please disclose the nature of obligations that you may be required to assume. Further provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

RESPONSE:   Management does not believe there will be any obligations for FAB after the spin-off.  If some unforeseen obligation arises, management of Libsyn believes it will likely be less than $50,000.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher J. Spencer

Christopher J. Spencer